Exhibit 99.3

NICE Announces Top Tier Microsoft Azure IP Co-Sell Status with the Full Power of
NICE CXone Now Available Natively on Azure

NICE secures Microsoft’s highest level partner designation with a co-sell partnership for CXone

Hoboken, N.J., August 17, 2022, – NICE (Nasdaq: NICE) today announced the expansion of its partnership with Microsoft, delivering the full power of CXone on Azure to create frictionless, personalized digital customer experiences. NICE has received Top Tier status, Microsoft’s highest level partner designation, for Azure IP Co-sell driving deeper collaboration and a strong go-to-market momentum. This partnership leverages the power of CXone to help organizations globally to transform their customers’ experiences and build a digital first customer service operation.

With a joint global go-to-market co-selling strategy working together with key strategic accounts enabling rapid time to value, extreme agility and a faster path to the cloud, NICE and Microsoft will accelerate organizations’ adoption of CXone.

CXone’s advanced AI and full portfolio of voice and digital solutions and with its integrations with Teams, Dynamics, Nuance, ACS (Azure Communication Services), and Customer Insights, allows organizations of all sizes to create proactive, brand-differentiating interactions that exceed the expectations of the digital-first customer and goes beyond the boundaries of the contact center.

Paul Jarman, CEO, NICE CXone, said, “Consumers today expect fast, convenient digital and self-service options. Through the expanded partnership with Microsoft and with CXone now available on Azure, and with our co-sell partnership, we are taking another step in the frictionless revolution allowing organizations to meet their customers wherever they choose to start their journey and create a cohesive digital experience. This better-together offering will foster customer experience interaction (CXi) modernization and provide a standard-setting choice for customers.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.